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Minority-owned
Tú Casa Restaurant & Lounge

Latin American Restaurant

608 E. Fordham Rd
Bronx, NY 10458
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THE PITCH
Tú Casa Restaurant & Lounge is seeking investment to open our doors. We are looking for investors to help raise capital for licensing, renovations, to purchase kitchen and bar equipment, furniture, sound system, working capital and inventory.
Renovating LocationLease Secured
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OUR MISSION

The concept of Tu Casa Restaurant & Lounge is a feeling of walking into your home and winding down. Having a cocktail paired with a simple but flavorful bite to eat.

We're asking family, friends, and customers to donate a small decoration or ornament from their home to best displayed throughout the restaurant.
A waiting area with sofas, chairs, and coffee tables set up like your living room.
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THERE IS NO DANCING IN ANY OF THE AREAS SURROUNDING TU CASA!

The funds will be utilized to renovate the space, obtain licensing & permits, furniture, kitchen and bar equipment, working capital, inventory, sound system for both the bar and lounge.

The competition nearby are Food Truck Mr. Mariachi, Ram's Pizza, Pete's Cafe, Parilla Latina (Latin), Cosi, ThighStop, Gyro King, Los Girasoles (Mexican), Tra Di Noi (Italian), Zero Otto Nove (Italian), Mario's Rest (Italian), Gerbasi (Italian).
None of the above restaurants offer Latin fusion foods or have a separate bar/lounge.
The target crowd will have a new environment, different style of food, a place to eat and drink with reasonable prices.
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OUR OFFERINGS

Tu Casa Restaurant & Lounge will be the place where customers will come in after work to get a bite to eat, enjoy their favorite cocktail and enjoy a live performance twice a week in the restaurant. The Happy Hour menu will consist of a prefix menu of 2 for 1, two main dishes, 1 bottle of wine and 1 dessert for $50.00.

Empanadas, mozzarella sticks, buffalo wings, mofonguitos (mashed green banana small tea cup style) topped with shrimp or fried pork skin, burger sliders, quesadilla, fried calamari
Mixed salads with an option of grilled chicken, grilled steak, etc.
The lounge will have a live performance two Fridays a month with mixed music from Latin, R&B, Hip Hop.
Saturday's will bring back Salsa to the salsa lovers of NYC.
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This is a preview. It will become public when you start accepting investment.

$60,000
Average Monthly Revenue
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THE TEAM
Alejandro Reyna
Owner

With over 10 years of working in some of the biggest nightclubs and restaurants in New York City, I bring the vision of over 10 years in one package to bring old and new concepts to life. Managing a small restaurant in Brooklyn, NY, I noticed that I'm done with the 9-5 life making others wealthy and not being appreciated, it dawned on me that owning my own restaurant & lounge is my calling.

Amy Acosta
Accounting/Manager

Amy is a substitute teacher for the NYC Dept of Education with a focus on Individualized Education Program for the past twelve years. She has also been doing accounting for one for biggest radio dispatch car services in NYC for the past 16 years, with 6 years experience in the restaurant industry as a server and moving her way up to management.

Zahiana Polanco
General Manager/Adminstration

Zahiana is Amy's daughter and has recently graduated from college with a B.A. in Business Administration, will be bringing her expertise in managing all operations at the restaurant level. She is very driven to make things work right the first time around. She also be taking care of all social media and marketing campaigns.

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Incorporated

Tu Casa Restaurant and Lounge has officially become an LLC as of 12/10/2021

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5,000 sq. ft.
Floor Space
20%
Monthly Growth
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LOCATION

The location is situated on 608 E. Fordham Rd. Bronx, NY 10458. It is a 3 story building. The 1st floor is the bar/lounge with 5000 square feet and has a Certificate of Occupancy of 400 people.

The 2nd floor is the restaurant without a current CO available yet but based on the square footage which is 5000 sq. ft., they may approve for 100+ people.
The basement with more or less the same square footage also has no current CO.
One idea will be to turn it into a catering hall which we will rent out for private events for extra revenue and perhaps once a year rent it out free of charge to underprivileged families to be able to celebrate their child's birthday, graduation, etc.
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Renovations $25,000
Equipment $10,000
Furniture $12,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $2,000,000 $2,200,000 $2,354,000 $2,471,700 $2,545,851
Cost of Goods Sold $600,000 $660,000 $706,200 $741,510 $763,755
Gross Profit $1,400,000 $1,540,000 $1,647,800 $1,730,190 $1,782,096

EXPENSES

Rent $350,000 $358,750 $367,718 $376,910 $386,332

Utilities $4,000 $4,100 $4,202 $4,307 $4,414

Insurance $3,000 $3,075 $3,151 $3,229 $3,309

Operating Profit $1,043,000 $1,174,075 $1,272,729 $1,345,744 $1,388,041

This information is provided by Tú Casa Restaurant & Lounge. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

TU CASA REST & LOUNGE LLC – CONFIRMATION LETTER FROM THE IRS.pdf

Certified Copy.pdf

Investment Round Status

Target Raise $50,000

Maximum Raise $107,000

Amount Invested $0

Investors 0

Investment Round Ends January 21st, 2022

Summary of Terms

Legal Business Name Tu Casa Restaurant & Lounge LLC

Investment Structure Revenue Sharing Note

Investment Multiple 1.6×

Business's Revenue Share 1%–2.1%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date October 1st, 2027

Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Tú Casa Restaurant & Lounge's fundraising. However, Tú Casa Restaurant & Lounge may require additional funds from alternate sources at a later date.

No operating history

Tú Casa Restaurant & Lounge was established in 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of No name yet to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

No name yet operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which No name yet and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, No name yet is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

No name yet might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If No name yet is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt No name yet

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect No name yet's financial performance or ability to continue to operate. In the event No name yet ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither No name yet nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

No name yet will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and No name yet is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although No name yet will carry some insurance, No name yet may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, No name yet could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect No name yet's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of No name yet's management will coincide: you both want No name yet to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want No name yet to act conservative to make sure they are best equipped to repay the Note obligations, while No name yet might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If No name yet needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with No name yet or management), which is responsible for monitoring No name yet's compliance with the law. No name yet will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if No name yet is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Tu Casa Restaurant & aLounge fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of No name yet, and the revenue of No name yet can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of No name yet to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Tú Casa Restaurant & Lounge is a newly established entity and has no history for prospective investors to consider.

This information is provided by Tú Casa Restaurant & Lounge. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
Tú Casa Restaurant & Lounge isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.